Exhibit 99.1

 Disclaimer  GeneralThe information contained in this presentation does not purport to be all inclusive or to contain all information that prospective investors may require. Prospective investors are encouraged to conduct their own analysis and review of information contained in this presentation as well as important additional information through the Securities and Exchange Commission’s (“SEC”) EDGAR system at www.sec.gov and on our website at www.eltek.nistec.comForward Looking StatementsCertain information contained in this Supplemental Information Package constitute forward-looking statements within the meaning of the federal securities laws.Although Eltek Ltd. believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, no assurance can be given that these expectations will be achieved.Factors that could cause actual results to differ materially from current expectations include changes in macro-economic conditions, the demand for our products, raw materials shortages, the impact of Covid-19, the implementation of our international sales initiatives, and other risks, which are described in Eltek Ltd.’s filings with the Securities and Exchange Commission.   Basis of PresentationGAAPUnless otherwise stated, all historical and estimated future financial and other information included in this presentation have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).Non-GAAPIn addition to using financial measures prescribed by GAAP, we use non-generally accepted accounting principles (“non-GAAP”) financial measures in this presentation. A reconciliation of historical non-GAAP financial measures to their most directly comparable GAAP measures, can be found at https://www.nisteceltek.com/wp-content/uploads/2021/08/ELTEK-PR-Q2-2021-FINAL.pdf Industry and Market Data Certain data included in this presentation has been derived from a variety of sources, including independent industry publications, government publications and other published independent sources. Although we believe that such third-party sources are reliable, we have not independently verified, and take no responsibility for, the accuracy or completeness of such data.

Eltek History & Overview

eltek

Founded in 1970, Eltek is a global PCB manufacturer.

We have 50 years of experience in the space, a wealth of key engineering talent, and additional capacity in our facility to house immediate growth.

1970
- Established by Koor Ltd and Elbit Ltd.

1997
- IPO on NASDAQ (ELTK)

2008
- Established USA HQ
- Approved MLA for ITAR

2013
- Nistec control of Eltek

2018
- Key management restructuring
- Implemented Achieve Competitive Excellence & Turnaround Plan

Petach Tikva, Israel
Location

NADCAP, AS9100D, ISO9001:2015, UL 94V-0
Key Qualifications

100,000 ft²
Facility Size

$36.7M
Revenues 2020

248 Employees (40 Engineers)

Main Products



65%
Flex-Rigid



30%
Rigid



5%
Multi-Flex/Flex

< 800,000 PCBs Manufactured Annually

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 Where Eltek PCBs are Used

   Where We Shine  Eltek is a leading global manufacturer of quality and highly-reliable printed circuit boards (PCBs)—creating rigid, flex-rigid, and flex PCBs for use in a variety of industries, including Aerospace, Military, Medical, Satellite, and many others.   Strong Portfolio of OEM Customers  We are an end-to-end manufacturer, beginning with custom prototyping and PCB design, into full scale development.       All other logos and trademarks are the property of the respective trademark owners

 Since 2009, Western PCB Manufacturing Market Share has shrunk ~66%  Source: Cluster Consulting Group  PCB manufacturers in the West have disappeared—leaving global manufacturing highly concentrated in China and Taiwan.   China’s PCB dominance and global security issues have caused western government and companies avoiding Chinese PCBs.  Additionally, regulatory trends in Israel are seeking to move the $60 million annual PCB imports to domestic suppliers.  PCB Manufacturing by Region, 2020

   High Barriers for New Entrants in PCB Production  Technical “Know-How” There are no university degrees for PCB production, engineers become experts in PCBs on the job and advance over time   Machine Infrastructure Cost$35m+ machine and infrastructure investment is needed to start a small PCB manufacturing operation   Time to Build & AccelerateFrom concept to significant PCB production, a new operation requires a minimum of 4-5 years for a small producer to get up and running  The Western world is looking to shift back to purchasing Western produced PCB’s, but there are high technical barriers to entry to create new manufacturers and supply.

 R&D programs in partnership with Israeli innovation authorities. Developing unique, high-end, advanced PCBs.   Growing to Satisfy Market Appetite  Unlocking 30% in additional productioncapacity via a 3rd shift in Petach Tikva facility.  Vertical and Horizontal mergers can fuel growth, both domestically and internationally.   New Eltek advanced PCB facility set to open in Northern Israel in coming years.

What Makes Eltek Unique

eltek

50 years of operational history developing PCBs

ITAR and EAR Certifications

Certifications allow Eltek to sell to defense contractors and other companies in the United States

Pioneers in Flex PCBs

Eltek is a brand-name in the Flex PCB market, trusted by leading brands around the world

Constant R&D

Bringing advanced tech (complex and organic PCBs) currently reserved for the largest corporations, to a broader market

High-Mix, Low-Volume

Our proprietary production techniques allows us to serve lower minimum order quantities and a broader customer segment

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       Total Available Market Global PCBs, 2027Growing at a 4.8% CAGR  $76B  Serviceable Addressable Market Global Flex-Rigid PCBs, 2025Growing at a 9.8% CAGR  $7.5B  Massive Global Opportunity Size  ReportLinker, Research & Markets    10  $87M  Serviceable Obtainable Market 2 Eltek Facilities (max production capability)  $36.7M  Current Eltek RevenueSingle Facility at 70% Capacity

 Generating Profits in a Capital Intensive Industry    Rigid PCB Manufacturing consistently covers a majority of our costs  Breakeven Point    Complex Flex PCB Manufacturing with 50%+ Positive Contribution  Rigid PCB manufacturing supports the capital intensive fixed costs of our facility, machinery, and staffing—ensuring that Eltek reaches its break even point.   Eltek’s Flex PCB manufacturing generates high profit margins on more complex products.   As a result, incremental Flex PCB production is highly-profitable, price-elastic, and fuels market share growth.  Sales Volume

   Setting the Stage for Rampant Growth  In 2018, newly hired Eltek management led a turnaround plan and implementation of “Achieving Competitive Excellence”.  Our turnaround targeted higher operational efficiency by reducing fixed costs and improving our pricing strategy.   Since 2019, we have been able to maintain profitable operations and positive cash flow.   Overall, we have lowered our breakeven point,while increasing our profit per unit manufactured.    PROFIT (K$)  Today’s Breakeven Point  Our PastBreakeven Point  SALES (K$)  2018-2021+  2016-2018(Before)  (BEP)

 Eltek Growth Pillars  Business Excellence  Operational Efficiency  Market Share Expansion  Right pricing  Adopt Achieve Competitive Excellence program (ACE-similar to 6-sigma)  Focus on US market  Product rationalization  Look for M&A  Expand capacity  Trade PCB FMF between USA and Israel  Add technical capabilities   Participate in government-to-government Offset Program  ROI focused decision making  Restructure balance sheet  Use big data technology for PCB engineering

Our R&D Roadmap

Mirrored to Global Demand of High Reliability, Miniaturization, Faster Data Traffic, and High Power

eltek
a Nistec company

2018-2019

- ✓ HDI VIA COPPER FILLING
- ✓ Buried/Blind-filled Non-conductive Paste
- ✓ Dynamic Rigid/Flex designs
- ✓ High-end Rigid/Flex Bookbinder

2020

- ✓ Hi speed/frequency PCB's
- ✓ PTFE fusion bonding technology
- ✓ Advanced raw material implementation
- ✓ Develop ENEPIG technology capability

2021/22

- ✓ Fine line X-ray assisted drilling
- ✓ Personalized production
- Improved inner layer registration [H1 2022]
- Transparent & stretchable PCB's [H2 2022]
- Ultra precise drilling [H2 2022]

2023

- IC packages [H1 2023]
- Substrates:
  - Ultra thin boards 0.4 mm Dense topography [H1 2023]
  - Buried/blind/micro [H2 2023]
  - Dense and thin conductors 25µ/25µ line space [H2 2023]

GOAL

- Comprehensive manufacturing capabilities of:
  - 5/6G Products
  - IC/SOM packages

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 Experienced Leadership Team  Joined Eltek as CEO in July 2018. Prior, Eli served as the CEO of Carmel Forge Ltd. (Aerospace), and prior thereto he served as the CEO of Urdan Industries Ltd. (Defense). Holds a B.Sc. degree from the Technion-Israel Institute of Technology, M.Sc. in Mechanical Engineering from Tel Aviv University, and an MBA in Finance & Marketing from Bar-Ilan University.  Eli YaffeCEO  Joined Eltek in January 2019. From 2007 to 2018 , Alon served as the CFO of Mer Telemanagement Solutions Ltd., a company traded on NASDAQ. Prior thereto and from 2005, Mr. Mualem served as the CFO of Xfone Inc. and  Xfone 018 Ltd., a communications company dually listed in the US (AMEX) and Israel (TASE).  Alon MualemCFO  Joined Eltek as VP of Worldwide Sales and Marketing in May 2020. Oriel has over 25 years of sales experience in the semiconductor industry. Previously, he held various positions including VP Sales and Marketing, senior account executive and sales director at Tritech Ltd., a distribution company in Israel.   Oriel SallaryVP, Worldwide Sales and Marketing  Joined Eltek in September 2018 as VP operations. Prior, Mr. Zemach served as the Plant Manager at “Kahane Group” for 6 years, leading all supply-chain processes—and has spent over 15 years in electronic parts manufacturing overall. Holds a B.Sc. degree in Electronic Engineering from Ariel University, and an MBA in IT from Bar Ilan University.  Itzik ZemachVP Operations

     By Sector  2020 Revenues  By Geography

 Financial Snapshot  Revenues  Net Profit (loss)  Gross Profit  H1 2021  $16.3MRevenues  $3.5MGross Profit  $1.1MOperating Profit  $1.0MNet Profit  $2.0MEBITDA    Eltek uses EBITDA as a non-GAAP financial performance measurement. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in our quarterly financial press release.

   Company Capitalization  Nistec  3,891,596  66.6%  Yitzhak Nissan (Chairman)  174,316  3.0%  Total Nistec and Yitzhak Nissan  4,065,912  69.6%  Public Float  1,774,445  30.4%  Total   5,840,357  100.0%  As of June 30, 2021 Eltek has 5,840,357 issued and outstanding shares:    As of June 30, 2021 Eltek has granted 304,733 Options (WAEP: $4.84)No outstanding warrants.

Contact Us

www.nisteceltek.com

Manufacturing

Eltek Ltd.
20 Ben Zion Gelis Street
Petach Tikvah, 4927920, Israel
Tel: +972 3 939 5050
Fax: +972 3 9342584
Email: main@nisteceltek.com

Customer Service Sales – Engineering

Eltek USA Inc.
250 Commercial Street Suite 3010
Manchester, New Hampshire, USA
Phone: (603) 965-4321
Email: info@eltek.us


eltek



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